UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 24 May, 2013

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
("Sibanye Gold" or "the Company")

**Dealing in securities**

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Sibanye Gold has granted on 14 May 2013 ("the Grant Date"), Performance Shares and Bonus Shares (where applicable) to the executive directors and company secretary of Sibanye Gold in terms of the Sibanye Gold 2013 Share Plan as set out below.

Performance Shares are conditionally awarded with the final number settled after three years dependent on market and non-market conditions being met. The number of shares to be settled will range from 0% to 200% of the conditional award. The determined number of Performance Shares will be settled to the participant in shares.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.

| Name | **N J Froneman** |
|---|---|
| Position | Chief Executive Officer of Sibanye Gold |
| Company | Sibanye Gold |
| No of Performance Shares granted | 531 542 |
| No of Bonus Shares granted | Nil |
| Performance Share and Bonus Share strike price | Nil |
| Date of acceptance of grant | 24 May 2013 |
| Class of underlying security to which rights attach | Ordinary shares |
| Nature of transaction | Off market grant of Performance Shares |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date |
| Nature of interest | Direct and Beneficial |

| Name | **C Keyter** |
|---|---|
| Position | Chief Financial Officer of Sibanye Gold |
| Company | Sibanye Gold |
| No of Performance Shares granted | 367 990 |
| No of Bonus Shares granted | 56 188 |
| Performance Share and Bonus Share strike price | Nil |
| Date of acceptance of grant | 24 May 2013 |
| Class of underlying security to which rights attach | Ordinary shares |
| Nature of transaction | Off market grant of Performance Shares and Bonus Shares |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date |
| Nature of interest | Direct and Beneficial |

| Name | **C Farrel** |
|---|---|
| Position | Company Secretary |
| Company | Sibanye Gold |
| No of Performance Shares granted | 155 762 |
| No of Bonus Shares granted | 39 090 |
| Performance Share and Bonus Share strike price | Nil |
| Date of acceptance of grant | 24 May 2013 |
| Class of underlying security to which rights attach | Ordinary shares |
| Nature of transaction | Off market grant of Performance Shares and Bonus Shares |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date |
| Nature of interest | Direct and Beneficial |

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the abovementioned Performance Shares and Bonus Shares.


24 May 2013
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE  GOLD  LIMITED

Dated: May 24, 2013

By:        /s/ Charl Keyter

Name:    Charl Keyter
Title:     Chief Financial Officer